Asia Advisors L.L.C.
July 9, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0505
Attention: Mr. Larry L. Greene
Re: The India Fund, Inc. (the “Fund”)
       File Nos. 811-8266 and 333- 159611
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests that the effective date of its Registration Statement on Form N-2 (the “Registration Statement”) be accelerated so that it will be declared effective as soon as practicable on Tuesday, July 14, 2009.
     In addition, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•	in declaring the Registration Statement effective, neither the Securities and Exchange Commission (the “Commission”) nor the staff (the “Staff”) of the Commission is foreclosed from taking any action with respect to the Registration Statement;
•	the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, THE INDIA FUND, INC.
By:	/s/ Barbara F. Pires
	Name:	Barbara F. Pires
	Title:	Chief Compliance Officer and Vice President